Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH DELIVERS STRONG THIRD QUARTER PERFORMANCE AND CONTINUES FOCUS ON COST REDUCTIONS

(Calgary, November 2, 2016) – The Company delivered strong, consistent operating results highlighted by stable production, continued cost reductions, minimal capital expenditures, and increased Lindbergh reserves.
Pengrowth’s focus on all cost structures was demonstrated again in the third quarter, where operating expenses are now expected to come in approximately $72 million below original guidance (a further reduction of $7 million since the second quarter), which is trending towards the lower end of updated lower guidance. Year to date cash general and administrative (G&A) expenses fell by $18.6 million compared to 2015, continuing the trend from the second quarter, while year to date transportation expenses declined $10.4 million year over year.
The Company’s production performance continues to deliver exceptional results given a capital program focused only on asset maintenance with no active drilling program, allowing the Company to build cash reserves. After accounting for the impact of divested properties and scheduled turnaround activities, Pengrowth’s production has remained essentially unchanged from year end 2015, demonstrating the low decline nature of Pengrowth’s asset base.
“Our relentless focus on both our cost structures and asset performance continues to deliver significant and sustainable results for the organization,” said Derek Evans, President and Chief Executive Officer of Pengrowth. “We are in discussions with our note holders and bank lenders to negotiate additional financial flexibility for the Company as we work to reduce our debt position.”
Key Developments:
•	Year to date, Pengrowth has successfully reduced its total debt by approximately $203 million and, year over year, total debt has been reduced by approximately $416 million.
•	Exited the quarter with $139.5 million of cash on hand and expect to have $200 million of cash on hand by the end of the year.
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The Company is in discussions with lenders of its syndicated bank facility and with the holders of its senior term notes to seek additional financial flexibility under the terms of the unsecured notes and credit facilities.

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Achieved further improvements in operating expenses, with full year anticipated operating expenses being $72 million below original guidance, a $7 million improvement from the second quarter and trending to the lower end of guidance.

•	Continued improvements in year to date cash G&A and transportation expenses, with both down $18.6 million and $10.4 million, respectively, compared to the same period of 2015.
•	Realized a total of $104.4 million of hedging gains in the quarter, including $41.6 million from the monetization of the 2018 and 2019 commodity hedge contracts.
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Increased funds flow from operations by approximately 38 percent from the previous quarter to $122.7 million or $0.22 per share, including the monetization of the 2018 and 2019 commodity hedge contracts for $41.6 million.

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Subsequent to quarter end, On October 6, 2016, Pengrowth announced an update to its reserves and resources at the Lindbergh thermal project, highlighted by a 43 percent and 21 percent increase to Proved and Proved plus Probable reserves, respectively, since December 31, 2015. The update also included a 63 percent increase in the net present value of the Lindbergh reserves and resources, using a 10 percent discount rate, based on GLJ’s October 1, 2016 price forecast and equating to a value of $4.66 per share.

Operating Results:
Pengrowth delivered average daily production of 55,137 barrel of oil equivalent (boe) per day in the third quarter, a decline of approximately three percent from the second quarter mainly due to production interruptions from planned maintenance at Carson Creek and unplanned maintenance at the Lindbergh thermal project.
Production for the first nine months of the year averaged 57,966 boe per day, which represents production on the high end of corporate guidance of 56,000 to 58,000 boe per day. Production performance in 2016, after taking account of asset sales, maintenance and turnaround activities, has remained essentially unchanged from year end 2015, underlying the stability in corporate production has been the low decline nature of the asset base coupled with the optimization efforts of Pengrowth’s operations teams.
Lindbergh third quarter production averaged 15,190 barrels per day (bbl per day) at an average steam oil ratio (SOR) of 2.46. Production in the quarter was two percent below second quarter production due to an unscheduled maintenance outage that required the complete shutdown of the facility for two days in September and extending for one day into October and a higher frequency of pump changes in the quarter, as the pumps reach their end of life. The net impact of these interruptions resulted in approximately 450 bbl per day of lost production during the quarter and has reduced the average annual production outlook from Lindbergh to approximately 15,600 bbl per day for the year.
Financial Resources and Liquidity
Pengrowth was in compliance with all financial covenants under its senior unsecured notes and credit facilities as at September 30, 2016. The Company anticipates it will remain in compliance with such covenants for the remainder of 2016 and into the middle of 2017. However, absent an improvement in oil and natural gas prices, Pengrowth may not remain in compliance with certain financial covenants in its senior unsecured notes and credit facilities during the second half of 2017. Pengrowth is proactively in discussions with the lenders of its syndicated bank facility and with the holders of its senior term notes in an effort to seek covenant amendments to provide the Company with additional financial flexibility as it works to reduce its debt position. If the Company is unable to obtain a waiver or relaxation of its debt covenants and is not able to remain in compliance with them, the senior unsecured notes and credit facilities may become due on demand and the undrawn portion of the credit facility may no longer be available to the Company.

The Company’s cash position at the end of the third quarter increased by $85.4 million to a total of $139.5 million of cash on hand. The Company has no scheduled debt maturities prior to the approximate $127 million of convertible debentures which are due on March 31, 2017 and expects to have $200 million of cash on the balance sheet at the end of the year.

Pengrowth’s $1.0 billion committed revolving credit facility remained undrawn at the end of the third quarter, resulting in the Company’s total debt being essentially unchanged from the second quarter 2016, other than pursuant to the impacts of foreign exchange movements on its US dollar denominated term debt. The majority of Pengrowth's long term debt and interest payments are denominated in U.S. dollars and, as such, are subject to fluctuations in the exchange rate between the Canadian and U.S. dollars. Total debt amounted to Cdn $1.65 billion as at September 30, 2016 compared to Cdn $1.63 billion at June 30, 2016.

Asset Monetization
The Company continues to evaluate asset sale opportunities. While the asset sale market remains somewhat challenged given the current commodity price environment, Pengrowth will continue with its marketing efforts on the assets it has historically had in the market, and all other monetization opportunities, including risk management contract monetization, will be pursued. The Company remains confident in its ability to complete additional transactions to further advance its debt reduction objectives.

Risk Management
Pengrowth has realized a total of $308.5 million ($19.42 per boe) from its commodity risk management program for the first nine months ended September 30, 2016. For the fourth quarter, Pengrowth remains well hedged with 23,000 bbl per day of crude oil hedged at Cdn $83.27 per bbl and 128 million cubic feet (MMcf) per day of natural gas hedged at Cdn $3.30 per Mcf.
As of September 30, 2016, Pengrowth had 18,500 bbl per day of expected 2017 crude oil hedged, using WTI fixed price contracts at an average price of Cdn $65.54 per bbl and 105 MMcf per day of expected 2017 natural gas hedged using an AECO fixed price of Cdn $3.37 per Mcf. Subsequent to the end of the quarter, the Company further monetized a portion of its 2017 commodity risk management contracts for proceeds of $9.6 million. Following these monetizations, the Company had 15,000 bbl per day of oil hedged at an average price of Cdn $62.54 per bbl and 105 MMcf per day of natural gas hedged at an average price of Cdn $3.37 per Mcf. The remaining commodity and foreign exchange hedges in place as at October 31, 2016, had unrealized mark to market value of approximately $108 million.

A complete summary of Pengrowth’s commodity risk management contracts in place as at September 30, 2016 is provided in Note 11 in the interim financial statements, which is available on the Company’s website at www.pengrowth.com
Outlook
The continued strong corporate production performance despite minimal capital spending in 2016 demonstrates the quality and resilience of Pengrowth’s producing assets. This stable base will backstop the further development of our deep inventory of thermal and natural gas opportunities as the business climate improves. The Company is in discussions with lenders of its syndicated bank facility and with the holders of its senior term notes in an effort to gain additional financial flexibility during this challenging environment and looks forward to updating shareholders regarding these discussions in the future.

Analyst call
Pengrowth will host an analyst call and listen only audio webcast beginning at 6:30 A.M. Mountain Time (MT) on Thursday, November 3, 2016, during which management will review Pengrowth's third quarter results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:
Toll free: (866) 223-7781 or Toronto local (416) 340-2216
Live listen only audio webcast: http://www.gowebcasting.com/8114

Pengrowth’s unaudited Financial Statements for the three and nine months ended September 30, 2016 and related Management’s Discussion and Analysis can be viewed on Pengrowth’s website at www.pengrowth.com. They have also been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Pengrowth:
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Lindbergh thermal oil, Cardium light oil, Swan Hills light oil and the Groundbirch and Bernadet Montney gas projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.
PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

 Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Advisory Regarding Reserves and Contingent Resources

All amounts are stated in Canadian dollars unless otherwise specified. All reserves, resources, reserve life index, and production information herein is based upon Pengrowth’s company interest working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead, before royalties and using GLJ’s October 1, 2016 forecast prices and costs in respect of the September 30, 2016 Lindbergh reserve and resource update and using GLJ’s January 1, 2016 forecast prices and costs in respect of the December 31, 2015 Lindbergh reserve and resource estimate. Numbers presented may not add due to rounding.

The estimated value of reserves disclosed in this press release does not represent the fair market value of the reserves. The estimates of reserves and future net revenues for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to effects of aggregation.

ISOR refers to the efficiency of a steam injection recovery process and is the measure of steam, in equivalent barrels of water required to produce one barrel of bitumen, currently or at any time.
Proved Developed Producing Reserves refers to those proved reserves that are developed producing reserves.

Proved Reserves refers to those reserves that can be estimated with a high degree of certainty to be recoverable; it is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Total Proved Plus Probable Reserves or 2P means the aggregate of proved reserves and probable reserves.

Caution Regarding Forward Looking Information:

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to: anticipated full year operating and cash G&A expenses; expected low declines; potential outcomes from discussions with bank lenders and noteholders; expectations of $200 million of cash on hand at year end; anticipated average annual production for Lindbergh; expected overall corporate annual production; anticipated covenant compliance through 2016 and anticipated breach in 2017 and related assumptions; impact of a covenant breach; future debt maturity; impact of foreign exchange fluctuations on term debt; asset sales initiatives; risk management contracts in place and the pricing and value thereof. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs; the occurrence of unexpected events involved in the operation and development of oil and gas properties; the Company being unable to sell assets and monetize sufficient hedges to avoid covenant breaches and the Company being unable to negotiate covenant relaxation and the potential for breaching a covenant. Further information regarding these factors may be found under the heading "Business Risks" in the MD&A and under "Risk Factors" in the AIF.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP and Operational Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures including adjusted net income (loss), operating netbacks, total debt before working capital, total debt including working capital, cash G&A expenses and funds flow from operations.

These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

 These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-GAAP measures can be found in the MD&A.